UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Halstedt, Steven C.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Raindance Communications, Inc.
   RNDC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11-30-01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |11/26/|J(1)| |1,988             |A  |           |                   |D     |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/26/|J(2)| |1,079             |A  |           |8,067              |D     |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/26/|J(2)| |58                |A  |           |58                 |I     |(3)                        |
                           |01    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (right to|$1.29   |6/19/|A   |V|20,000     |A  |(4)  |6/19/|Common Stock|20,000 |       |20,000      |D  |            |
 buy)                 |        |01   |    | |           |   |     |11   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Distribution of shares by Centennial Holdings I, LLC, a Delaware limited liability company ("Holdings I"). The
Reporting Person is one of five Managing Directors of Holdings I and may be deemed to possess indirect beneficial ownership of the Issuer's securities held by Holdings I; however, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer's securities directly beneficially held by Holdings I, and disclaims beneficial ownership of the Issuer's securities directly beneficially owned by Holdings I, except to the extent of the Reporting Person's indirect pecuniary interest in Holdings
I.
(2) Distribution of shares by Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"). Holdings
V is the sole general partner of Centennial Fund V, L.P., which holds 3,212,646 shares, and Centennial
Entrepreneurs Fund V, L.P., which holds 77,042 shares. The Reporting Person is one of four General Partners of
Holdings V and may be deemed to possess indirect beneficial ownership of the Issuer's securities directly or indirectly beneficially owned by Holdings V; however, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer's securities directly beneficially held by Holdings V, and disclaims beneficial ownership of the Issuer's securities directly beneficially owned by Holdings V, except to the extent of the Reporting Person's indirect pecuniary interest in Holdings
V.
(3)  By Halstedt Family
Partnership.
(4)  This option vests 1/36 monthly over three years commencing
7/19/01.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt
DATE
December 10, 2001